UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                            Exide Electronics Group, Inc.
               -------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
               -------------------------------------------------------
                            (Title of Class of Securities)

                                        302052
               -------------------------------------------------------
                                    (CUSIP NUMBER)

                                   Diane S. Eismont
                                      Secretary
                                      DQE, Inc.
                       Cherrington Corporate Center, Suite 100
                              500 Cherrington Parkway
                          Coraopolis, Pennsylvania  15108
                                    (412) 262-4700
               -------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Victor A. Roque, Esq.
                          Vice President and General Counsel
                                      DQE, Inc.
                       Cherrington Corporate Center, Suite 100
                              500 Cherrington Parkway
                          Coraopolis, Pennsylvania 15108

                                   October 23, 1995
               -------------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [  ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D


          CUSIP No.  302052             Page  2  of  7  Pages
                     ------                  ---    ---

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               DQE, INC.
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [x]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF/WC (See Item 3)
          -----------------------------------------------------------------
          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Pennsylvania
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                   0
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                 1,043,750 shares (See Item 5)
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   1,043,750 shares (See Item 5)
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,043,750 shares (See Item 5)
          -----------------------------------------------------------------
          12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.5%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO
          -----------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP No.  302052             Page  3  of  7  Pages
                     ------                  ---    ---

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               DUQUESNE ENTERPRISES, INC.
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [x]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF/WC (See Item 3)
          -----------------------------------------------------------------
          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Pennsylvania
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                   0
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                 1,043,750 shares (See Item 5)
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                0
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   1,043,750 shares (See Item 5)
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,043,750 shares (See Item 5)
          -----------------------------------------------------------------
          12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.5%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO
          -----------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP No.  302052             Page  4  of  7  Pages
                     ------                  ---    ---
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THOMAS A. HURKMANS
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [x]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               PF
          -----------------------------------------------------------------
          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                   2,526 shares (See Item 5)
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                 0
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                2,526 shares (See Item 5)
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   0
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,526 shares (See Item 5)
          -----------------------------------------------------------------
          12   CHECK  BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .03%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               IN
          -----------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, this Amendment No. 5 amends the Schedule 13D filed with the Commission on February 21, 1995 (the "Statement"), as amended by Amendment No. 1 to the Statement filed with the Commission on April 14, 1995 ("Amendment No. 1") and Amendment No. 2 to the Statement filed with the Commission on April 27, 1995 ("Amendment No. 2") and Amendment No. 3 to the Statement filed with the Commission on June 9, 1995 ("Amendment No. 3") and Amendment No. 4 to the Statement filed with the Commission on October 5, 1995 ("Amendment No. 4") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Exide Electronics Group, Inc., a Delaware corporation (the "Issuer"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement.

          Item 1.   Security and Issuer
                    -------------------

               The information to be provided in Item 1 has not changed since the filing of Amendment No. 4.

          Item 2.   Identity and Background
                    -----------------------

               The information to be provided in Item 2 has not changed since the filing of Amendment No. 4.

          Item 3.   Source and Amount of Funds
                    --------------------------

               Except   as   otherwise  expressly   indicated   below,  the
          information to be provided in Item 3 has not changed since the filing of Amendment No. 4.

               Duquesne Enterprises is the beneficial owner of 1,043,750 shares of the Common Stock. Since the filing of Amendment No. 4, Duquesne Enterprises has acquired, in open-market transactions, an additional 110,000 shares of Common Stock as follows:

          Date                 Shares      Price/share     Aggregate Purchase
          ----                 ------      -----------     ------------------
                               Acquired                    Price
                               --------                    -----

          October 23, 1995     75,000      $19.875         $ 1,490,625

          October 28, 1995     35,000      $18.625             651,875

               The source of funds used for Duquesne Enterprises' purchases of the shares of Common Stock was the working capital of Duquesne Enterprises, which consisted partly of contributions to capital from DQE and funds from a revolving credit facility with an affiliate.

          Item 4.   Purpose of the Transaction
                    --------------------------

               The information to be provided in Item 4 has not changed since the filing of Amendment No. 4.

          Item 5.   Interest in Securities of the Issuer
                    ------------------------------------

               Except   as  otherwise   expressly   indicated  below,   the
          information to be provided in Item 5 has not changed since the filing of Amendment No. 4.

               Through Duquesne Enterprises, DQE beneficially owns 1,043,750 shares of Common Stock representing approximately 12.5% of the outstanding shares of Common Stock. Duquesne Enterprises beneficially owns 1,043,750 shares of Common Stock representing approximately 12.5% of the outstanding shares of Common Stock. For detailed information on Duquesne Enterprises' acquisition of these shares, see Item 3 above.

               The percentages of ownership of DQE, Duquesne Enterprises and Hurkmans, respectively, are based on 8,373,165 outstanding shares of the Issuer's Common Stock as of July 31, 1995, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

          Item 6.   Contracts, Arrangements, Understandings or Relationships
                    --------------------------------------------------------
                    with Respect to Securities of the Issuer
                    ----------------------------------------

               The information to be provided in Item 6 has not changed since the filing of Amendment No. 4.

          Item 7.   Material to be Filed as Exhibits
                    --------------------------------

               The information to be provided in Item 7 has not changed since the filing of Amendment No. 4.

          Signatures
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned Reporting Persons, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:    November     2 , 1995
                   ----------   ---

                                        DQE, INC.



                                        By:   /s/ Gary L. Schwass
                                            -------------------------------
                                            Name: Gary L. Schwass
                                            Title: Executive Vice President



                                        DUQUESNE ENTERPRISES, INC.



                                        By:   /s/ James D. Mitchell
                                            -------------------------------
                                            Name: James D. Mitchell
                                            Title: Chairman of the Board



                                        THOMAS A. HURKMANS


                                         /s/ Thomas A. Hurkmans
                                        -----------------------------------